UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 4)

                   Under the Securities Exchange Act of 1934*

                                  Skillsoft PLC
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           American Depositary Shares
       Each representing an Ordinary Share, par value Euro 0.11 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    830928107
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Scott A. Arenare, Esq.
                      Managing Director and General Counsel
                               Warburg Pincus LLC
                              466 Lexington Avenue
                            New York, New York 10017
                                 (212) 878-0600
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                             Steven J. Gartner, Esq.
                          Willkie Farr & Gallagher LLP
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                                January 11, 2007
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

----------------------------------
CUSIP No. 830928107
----------------------------------


----------- --------------------------------------------------------------------
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION

            Warburg, Pincus Ventures, L.P.                  I.R.S. #13-3784037
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (See Instructions)                                        (a) [ ]
                                                                      (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS (See Instructions)

            WC
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
---------------------------- --------- -----------------------------------------
                                7      SOLE VOTING POWER

                                       0
                             --------- -----------------------------------------
NUMBER OF                       8      SHARED VOTING POWER
SHARES
BENEFICIALLY                           1,813,497
OWNED BY EACH                --------- -----------------------------------------
REPORTING                       9      SOLE DISPOSITIVE POWER
PERSON WITH
                                       0
                             --------- -----------------------------------------
                                10     SHARED DISPOSITIVE POWER

                                       1,813,497
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,813,497
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)                             [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            1.7%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (See Instructions)

            PN
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------------
CUSIP No. 830928107
----------------------------------


----------- --------------------------------------------------------------------
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION

            Warburg Pincus & Co.                            I.R.S. #13-6358475
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (See Instructions)                                        (a) [ ]
                                                                      (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS (See Instructions)

            N/A
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            New York
---------------------------- --------- -----------------------------------------
                                7      SOLE VOTING POWER

                                       0
                             --------- -----------------------------------------
NUMBER OF                       8      SHARED VOTING POWER
SHARES
BENEFICIALLY                           2,975,813
OWNED BY EACH                --------- -----------------------------------------
REPORTING                       9      SOLE DISPOSITIVE POWER
PERSON WITH
                                       0
                             --------- -----------------------------------------
                                10     SHARED DISPOSITIVE POWER

                                       2,975,813
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            2,975,813
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)                             [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            2.7%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (See Instructions)

            PN
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------------
CUSIP No. 830928107
----------------------------------


----------- --------------------------------------------------------------------
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION

            Warburg Pincus LLC                              I.R.S. #13-3536050
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (See Instructions)                                        (a) [ ]
                                                                      (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS (See Instructions)

            N/A
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            New York
---------------------------- --------- -----------------------------------------
                                7      SOLE VOTING POWER

                                       0
                             --------- -----------------------------------------
NUMBER OF                       8      SHARED VOTING POWER
SHARES
BENEFICIALLY                           2,975,813
OWNED BY EACH                --------- -----------------------------------------
REPORTING                       9      SOLE DISPOSITIVE POWER
PERSON WITH
                                       0
                             --------- -----------------------------------------
                                10     SHARED DISPOSITIVE POWER

                                       2,975,813
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            2,975,813
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)                             [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            2.7%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (See Instructions)

            OO
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------------
CUSIP No. 830928107
----------------------------------


----------- --------------------------------------------------------------------
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION

            Warburg Pincus Partners LLC                     I.R.S. #13-4069737
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (See Instructions)                                        (a) [ ]
                                                                      (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS (See Instructions)

            N/A
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            New York
---------------------------- --------- -----------------------------------------
                                7      SOLE VOTING POWER

                                       0
                             --------- -----------------------------------------
NUMBER OF                       8      SHARED VOTING POWER
SHARES
BENEFICIALLY                           2,975,813
OWNED BY EACH                --------- -----------------------------------------
REPORTING                       9      SOLE DISPOSITIVE POWER
PERSON WITH
                                       0
                             --------- -----------------------------------------
                                10     SHARED DISPOSITIVE POWER

                                       2,975,813
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            2,975,813
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)                             [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            2.7%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (See Instructions)

            OO
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------------
CUSIP No. 830928107
----------------------------------


----------- --------------------------------------------------------------------
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION

            Charles R. Kaye
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (See Instructions)                                        (a) [ ]
                                                                      (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS (See Instructions)

            N/A
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America
---------------------------- --------- -----------------------------------------
                                7      SOLE VOTING POWER

                                       0
                             --------- -----------------------------------------
NUMBER OF                       8      SHARED VOTING POWER
SHARES
BENEFICIALLY                           2,975,813
OWNED BY EACH                --------- -----------------------------------------
REPORTING                       9      SOLE DISPOSITIVE POWER
PERSON WITH
                                       0
                             --------- -----------------------------------------
                                10     SHARED DISPOSITIVE POWER

                                       2,975,813
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            2,975,813
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)                             [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            2.7%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (See Instructions)

            IN
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------------
CUSIP No. 830928107
----------------------------------


----------- --------------------------------------------------------------------
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION

            Joseph P. Landy
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (See Instructions)                                        (a) [ ]
                                                                      (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS (See Instructions)

            N/A
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America
---------------------------- --------- -----------------------------------------
                                7      SOLE VOTING POWER

                                       0
                             --------- -----------------------------------------
NUMBER OF                       8      SHARED VOTING POWER
SHARES
BENEFICIALLY                           2,975,813
OWNED BY EACH                --------- -----------------------------------------
REPORTING                       9      SOLE DISPOSITIVE POWER
PERSON WITH
                                       0
                             --------- -----------------------------------------
                                10     SHARED DISPOSITIVE POWER

                                       2,975,813
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            2,975,813
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)                             [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            2.7%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (See Instructions)

            IN
----------- --------------------------------------------------------------------

     This Amendment No. 4 to Schedule 13D (the "Amendment No. 4") is being filed to amend the Amendment No. 3 to Schedule 13D filed on December 12, 2006 ("Amendment No. 3"), filed on behalf of Warburg, Pincus Ventures, L.P., a Delaware limited partnership ("WPV"), Warburg Pincus & Co., a New York general partnership ("WP"), Warburg Pincus LLC, a New York limited liability company ("WP LLC"), Warburg Pincus Partners LLC, a New York limited liability company ("WPP LLC"), Mr. Charles R. Kaye and Mr. Joseph P. Landy (collectively, the "Reporting Persons"). This Amendment No. 4 relates to the American Depositary Shares (the "ADSs"), each representing one Ordinary Share, par value Euro 0.11 per share, of Skillsoft PLC, a public limited liability company organized under the laws of the Republic of Ireland (the "Company").

Item 3.   Source and Amount of Funds or Other Consideration.

     Item 3 of Amendment No. 3 is hereby amended to add the following:

     On January 11, 2007, WPV distributed an aggregate of 3,163,833 ADSs to its limited partners and to WPP LLC on a pro rata basis (the "Distribution"), with such limited partners and WPP LLC receiving 2,741,461 and 422,372 ADSs, respectively. The aggregate amount of ADSs distributed in the Distribution represents 2.9% of the total ADSs outstanding based on 108,862,823 ADSs outstanding as of November 30, 2006 as disclosed in the Company's Quarterly Report on Form 10-Q for the period ended October 31, 2006. WPV received no proceeds from the Distribution.

Item 5.   Interest in Securities of the Issuer

     Items 5(a) and (b) of Amendment No. 3 are hereby amended and restated in their entirety as follows:

     (a) WPV is the direct record owner of 1,813,497 ADSs, representing approximately 1.7% of the outstanding ADSs based on a total of 108,862,823 ADSs outstanding as of November 30, 2006, as disclosed in the Company's Quarterly Report on Form 10-Q for the period ended October 31, 2006. WPP LLC is the direct record owner of 1,162,316 ADSs. Due to their respective relationships with WPV, as of January 11, 2007, each of the other Reporting Persons may be deemed to beneficially own, in the aggregate, 2,975,813 ADSs, representing approximately 2.7% of the outstanding ADSs.

     Each of the Reporting Persons disclaim beneficial ownership of all ADSs, except to the extent of any pecuniary interest therein.

     (b) WPV has the power to vote or to direct the vote and to dispose or to direct the disposition of the 1,813,497 ADSs. Each of the other Reporting Persons shares the power to vote or to direct the vote and to dispose or to direct the disposition of the 2,975,813 ADSs they may be deemed to beneficially own as of January 11, 2007.

     Item 5 of Amendment No. 3 is hereby amended to add the following:

     (e) WPV ceased to be the beneficial owner of more than 5% of the ADSs on December 11, 2006. Each of the other Reporting Persons ceased to be the beneficial owner of more than 5% of the ADSs on January 11, 2007.

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  January 12, 2007           WARBURG, PINCUS VENTURES, L.P.
                                      By:  Warburg Pincus Partners LLC,
                                           its General Partner
                                      By: Warburg Pincus & Co.,
                                           its Managing Member


                                   By: Scott A. Arenare
                                      --------------------------------
                                      Name:   Scott A. Arenare
                                      Title:  Partner

Dated:  January 12, 2007           WARBURG PINCUS & CO.

                                   By: Scott A. Arenare
                                      --------------------------------
                                      Name:   Scott A. Arenare
                                      Title:  Partner

Dated:  January 12, 2007           WARBURG PINCUS LLC

                                   By: Scott A. Arenare
                                      --------------------------------
                                      Name:   Scott A. Arenare
                                      Title:  Member

Dated: January 12, 2007            WARBURG PINCUS PARTNERS, LLC
                                      By:  Warburg Pincus & Co.,
                                           its Managing Member

                                   By: Scott A. Arenare
                                      --------------------------------
                                      Name:   Scott A. Arenare
                                      Title:  Partner

Dated:  January 12, 2007           By: Scott A. Arenare
                                      --------------------------------
                                      Name:  Charles R. Kaye
                                      By:  Scott A. Arenare, Attorney-in-Fact*

Dated:  January 12, 2007           By: Scott A. Arenare
                                      --------------------------------
                                      Name:  Joseph P. Landy
                                      By:  Scott A. Arenare, Attorney-in-Fact**

* Power of Attorney given by Mr. Kaye was previously filed with the SEC on March 2, 2006 as an exhibit to a Schedule 13D filed by Building Products, LLC with respect to Builders FirstSource, Inc.

** Power of Attorney given by Mr. Landy was previously filed with the SEC on March 2, 2006 as an exhibit to a Schedule 13D filed by Building Products, LLC with respect to Builders FirstSource, Inc.